Exhibit 99.1

For Immediate Release

TFI International Acquires Fleetway Transport Inc.

Truckload and heavy-haul transporter to benefit from multiple growth opportunities with TFI

Montreal, Quebec, February 1, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of Fleetway Transport Inc. (“Fleetway”).  Founded in 1983 and based out of Brantford, Ontario, Fleetway is a full-service provider of truckload and heavy-haul transportation solutions and logistics services, with flatbeds, roll-tites, step decks, and other transportation modes among its offerings.  Fleetway provides both warehousing and transportation for refrigeration equipment.

Serving all of North America from its three facilities in Brantford that include its headquarters / terminal, a warehouse and a storage yard, Fleetway’s workforce of more than 100 professionals operates over 80 tractors and more than 250 vans, flatbeds, drop decks and floats.  Fleetway’s revenue mix is derived from the transportation of forestry equipment, refrigeration equipment and consumer packaged goods for various industries.  Fleetway, which generates approximately CAN$25 million in annualized revenue, will operate as a standalone business unit within TFI International’s Specialized Truckload segment and continue to be led by its President, David Rees, and VP of Finance, Scott Walker.

“Fleetway operates a unique and profitable heavy-haul and specialized van business that’s highly synergistic with our existing network”, stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International.  “Expansion of Fleetway’s strong customer relationships built over the years is one of multiple growth opportunities we see, which include expanding Fleetway’s business into regions such as Mexico leveraging our affiliates, and utilizing our brokerage capabilities to drive business their way.  Consistent with our longstanding approach to the business, we also see potential opportunities to improve asset utilization.  We welcome David, Scott and their entire team, and look forward to supporting the expansion of Fleetway’s business as an exciting new member of the TFI family of companies.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "expects", "estimates", "projects", "believes", "anticipates", "plans", "intends", “will”, “look forward to” and similar terms and phrases. In this press release, the statements regarding the acquisition and expected financial results and future operations of the acquired business are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include without limitation: the closing of the acquisition may not occur due to failure of closing conditions, including required governmental and/or third party consents, the closing may occur but expected results of operations may not be achieved due to a variety of factors including those disclosed in our filings with Canadian regulatory authorities and the Commission. TFI disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com